Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

March 1, 2022

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 9984
Balanced Income Equity and ETF Portfolio, Series 54
(the “Trust”)
CIK No. 1898547 File No. 333-262563

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.       The disclosure states: “In times of rising interest rates, funds with shorter average durations and maturities are favored. If rising interest rates are less of a concern, the average duration and maturity of the funds are less of a consideration.” Please be specific, given that the Sponsor should know what the duration and maturities of the Funds selected for the portfolio are.

Response:       The Trust notes that there is no specific maturity and duration criteria considered for this portfolio. In accordance with the Staff’s comment, the disclosure will be revised as follows:

“In times of rising interest rates, as we are currently experiencing, funds with shorter average durations and maturities are favored.”

Risk Factors

2.       Please revise the “Liquidity Risk” and the “Authorized Participant Concentration Risk” to disclose that the bid/ask spread may widen depending on market conditions and the liquidity of the underlying investments held by the ETFs.

Response:       The Trust will revise the “Liquidity Risk” and the “Authorized Participant Concentration Risk” in accordance with the Staff’s comment.

3.       If the Trust has material exposure to China, either directly or through the underlying Funds, please add relevant risk disclosure.

Response:       If the Trust has material exposure to China based on its final portfolio, relevant risk disclosure will be added to the Trust’s prospectus.

4.       Please include the small and/or mid capitalization risk given that the portfolio invests in securities of all market capitalizations.

Response:       If the Trust has exposure to small and/or mid capitalization companies, appropriate risk disclosure will be added to the Trust’s prospectus. If the Trust does not have exposure to small and/or mid capitalization companies, the “Additional Portfolio Contents” disclosure will be revised accordingly.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon